UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: July 19, 2017
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 14, 2017, we received final binding tax rulings from the German tax authorities (the “Rulings”) regarding the tax neutrality to trivago GmbH, trivago N.V. and our founders of our plan to merge trivago GmbH into and with trivago N.V. (the “Merger”). Based on the facts presented in the requests for the Rulings, the Rulings confirm the tax neutrality of the Merger for trivago GmbH, trivago N.V. and our founders under German tax law in all material respects. As previously reported, we have initiated the process to consummate the Merger. Now that the Rulings have been received, we plan for the Merger to close around the end of August. The Merger remains subject to the approval of the shareholders of trivago GmbH, the execution of relevant resolutions by the management board and supervisory board of trivago N.V., and the carrying out of various other steps required under applicable German and Dutch law. The consummation of the Merger is also subject to satisfaction of certain notification and other requirements included in the IPO Structuring Agreement (as defined in our 2016 annual report on Form 20-F) that was entered into in connection with our initial public offering.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: July 19, 2017	By:	/s/ Axel Hefer
Axel Hefer
(Chief Financial Officer)